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April 28, 2023

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arm Holdings Limited
Draft Registration Statement on Form F-1

Ladies and Gentlemen,

On behalf of our client, Arm Holdings Limited, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), we hereby confidentially submit a draft registration statement on Form F-1 (the “Registration Statement”) relating to the Company’s proposed initial public offering of American depositary shares for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company will publicly file the Registration Statement and non-public draft submissions thereof at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at (202) 887-8785 or via e-mail at JustinSalon@mofo.com.

Very truly yours, /s/ Justin R. Salon
Justin R. Salon

CC: Spencer Collins, Arm Holdings Limited